UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.       )*

NETSPEND HOLDINGS, INC.
(Name of Issuer)

Common stock, par value $0.001 per share
(Title of Class of Securities)

64118V106
(CUSIP Number)

JLL Partners Fund IV, L.P.
450 Lexington Avenue, 31st Floor
New York, New York 10017
(212) 286-8600
Attention: Paul S. Levy

JLL Partners Fund V, L.P.
450 Lexington Avenue, 31st Floor
New York, New York 10017
(212) 286-8600
Attention: Paul S. Levy

With a copy to:

Robert B. Pincus, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
One Rodney Square, P.O. Box 636
Wilmington, Delaware 19899-0636
(302) 651-3000

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

October 22, 2010
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. □

NOTE:    Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 64118V106
1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) JLL Partners Fund IV, L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None.
	8	SHARED VOTING POWER 6,239,627
	9	SOLE DISPOSITIVE POWER None.
	10	SHARED DISPOSITIVE POWER 6,239,627
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,239,627
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.03% (based on 88,742,047 shares of common stock outstanding as of October 22, 2010)
14		TYPE OF REPORTING PERSON PN

SCHEDULE 13D
CUSIP No. 64118V106
1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) JLL Associates IV, L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None.
	8	SHARED VOTING POWER 6,239,627
	9	SOLE DISPOSITIVE POWER None.
	10	SHARED DISPOSITIVE POWER 6,239,627
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,239,627
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.03% (based on 88,742,047 shares of common stock outstanding as of October 22, 2010)
14		TYPE OF REPORTING PERSON PN

SCHEDULE 13D
CUSIP No. 64118V106
1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) JLL Associates G.P. IV, L.L.C.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None.
	8	SHARED VOTING POWER 6,239,627
	9	SOLE DISPOSITIVE POWER None.
	10	SHARED DISPOSITIVE POWER 6,239,627
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,239,627
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.03% (based on 88,742,047 shares of common stock outstanding as of October 22, 2010)
14		TYPE OF REPORTING PERSON OO

SCHEDULE 13D
CUSIP No. 64118V106
1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) JLL Partners Fund V, L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None.
	8	SHARED VOTING POWER 15,599,598
	9	SOLE DISPOSITIVE POWER None.
	10	SHARED DISPOSITIVE POWER 15,599,598
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,599,598
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.58% (based on 88,742,047 shares of common stock outstanding as of October 22, 2010)
14		TYPE OF REPORTING PERSON PN

SCHEDULE 13D
CUSIP No. 64118V106
1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) JLL Associates V, L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None.
	8	SHARED VOTING POWER 15,599,598
	9	SOLE DISPOSITIVE POWER None.
	10	SHARED DISPOSITIVE POWER 15,599,598
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,599,598
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.58% (based on 88,742,047 shares of common stock outstanding as of October 22, 2010)
14		TYPE OF REPORTING PERSON PN

SCHEDULE 13D
CUSIP No. 64118V106
1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) JLL Associates G.P. V, L.L.C.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None.
	8	SHARED VOTING POWER 15,599,598
	9	SOLE DISPOSITIVE POWER None.
	10	SHARED DISPOSITIVE POWER 15,599,598
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,599,598
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.58% (based on 88,742,047 shares of common stock outstanding as of October 22, 2010)
14		TYPE OF REPORTING PERSON OO

SCHEDULE 13D
CUSIP No. 64118V106
1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Paul S. Levy
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None.
	8	SHARED VOTING POWER 21,839,225
	9	SOLE DISPOSITIVE POWER None.
	10	SHARED DISPOSITIVE POWER 21,839,225
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,839,225
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.61% (based on 88,742,047 shares of common stock outstanding as of October 22, 2010)
14		TYPE OF REPORTING PERSON IN

Explanatory Note

This statement on Schedule 13D (this "Schedule 13D") is being filed by the Reporting Persons (as defined in Item 2 below) in connection with the initial public offering of the common stock, par value $0.001 per share (the "Common Stock"), of NetSpend Holdings, Inc., a Delaware corporation (the "Issuer" or "NetSpend"), on October 18, 2010 (the "IPO").

Item 1.  Security and Issuer

The class of securities to which this Schedule 13D relates is the Common Stock of NetSpend, whose principal executive offices are located at 701 Brazos Street, Suite 1300, Austin, Texas, 78701.

Item 2.  Identity and Background

(a)  This Schedule 13D is being filed jointly by JLL Partners Fund IV, L.P., a Delaware limited partnership ("JLL Fund IV"); JLL Associates IV, L.P., a Delaware limited partnership ("JLL Associates IV") and the general partner of JLL Fund IV; JLL Associates G.P. IV, L.L.C., a Delaware limited liability company ("JLL Associates G.P. IV") and the general partner of JLL Associates IV; JLL Partners Fund V, L.P., a Delaware limited partnership ("JLL Fund V"); JLL Associates V, L.P., a Delaware limited partnership ("JLL Associates V") and the general partner of JLL Fund V; JLL Associates G.P. V, L.L.C., a Delaware limited liability company ("JLL Associates G.P. V") and the general partner of JLL Associates V; and Mr. Paul S. Levy, the sole member of JLL Associates G.P. IV and JLL Associates G.P. V (each of JLL Fund IV, JLL Associates IV, JLL Associates G.P. IV, JLL Fund V, JLL Associates V, JLL Associates G.P. V and Mr. Levy a "Reporting Person," and, collectively, the "Reporting Persons").

The agreement among the Reporting Persons to file this Schedule 13D jointly in accordance with rule 13d-1(k)(1) of the Securities Exchange Act of 1934, as amended, is attached hereto as Exhibit D.  Information in this Schedule 13D with respect to each of the Reporting Persons is given solely by that particular Reporting Person, and none of the other Reporting Persons has any responsibility for the accuracy or completeness of information with respect to any other Reporting Person.  Capitalized terms used herein that are not defined herein have the meanings ascribed to them in the Schedule 13D.

(b)  The principal business address of each of the Reporting Persons is c/o JLL Partners, Inc., 450 Lexington Avenue, 31st Floor, New York, New York 10017.

(c)  The principal business of each of JLL Fund IV and JLL Fund V is to seek long-term capital appreciation by acquiring, holding and disposing of securities, whether readily marketable or not, independently or with others, of under-performing companies and to engage in such other activities as the general partner deems necessary and advisable.  The principal business of each of JLL Associates IV and JLL Associates G.P. IV is to act as the general partner of JLL Fund IV and JLL Associates IV, respectively, and to engage in such other activities as its general partner or sole member, respectively, deems necessary and advisable.  The principal business of each of JLL Associates V and JLL Associates G.P. V is to act as the general partner of JLL Fund V and JLL Associates V, respectively, and to engage in such other activities as its general partner or sole member, respectively, deems necessary and advisable.  The principal business of Mr. Levy is to act as the sole member of JLL Associates G.P. IV and JLL Associates G.P. V and to serve in similar capacities with certain affiliates of JLL Fund IV and JLL Fund V.  Mr. Levy is a citizen of the United States of America.

(d) – (e)  During the last five years, none of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding a violation in respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

In connection with its July 15, 2008 acquisition of Skylight Financial Inc., NetSpend issued to Skylight Holdings I, LLC ("Skylight Holdings") 16,906,100 shares of its Class A Common Stock and 10,509,157 shares of its Class B Common Stock, which at the time represented approximately 30% of the total outstanding shares of NetSpend.  JLL Fund IV and JLL Fund V owned a controlling interest in Skylight Holdings, and Skylight Holdings, through JLL Fund IV and JLL Fund V, obtained the funds used to acquire its interest in Skylight Financial Inc. from capital contributions from the partners of JLL Fund IV and JLL Fund V. As of the date of the IPO, Skylight Holdings was the record owner of 16,906,100 shares of the Issuer's Class A Common Stock and 10,489,466 shares of the Issuer's Class B Common Stock.

In connection with the IPO, the Class A Common Stock was automatically reclassified into Common Stock and Skylight Holdings sold 4,110,396 shares of Class B Common Stock which, upon sale, automatically converted into Common Stock. Upon completion of the IPO, Skylight Holdings distributed to its members all Common Stock and Class B Common Stock then held by Skylight Holdings (the "Distribution").

Because, upon the consummation of the Distribution, JLL Fund IV and JLL Fund V collectively owned less than 25% of the outstanding Common Stock and Class B Common Stock of the Issuer, all shares of Class B Common Stock automatically converted into shares of Common Stock.  Upon completion of the Distribution, JLL Fund IV directly held 6,239,627 shares of Common Stock and JLL Fund V directly held 15,599,598 shares of Common Stock, representing approximately 24.61% of the total number of shares of Common Stock outstanding.

Item 4.  Purpose of Transaction

JLL Fund IV and JLL Fund V hold, and each of the other Reporting Persons may be deemed to beneficially own, the Issuer's Common Stock as an investment.  The Reporting Persons may from time to time purchase additional shares of the Issuer's Common Stock in the open market or in private transactions.  The timing and amount of any such purchases will depend on market conditions, business conditions affecting the Issuer, and other factors.  The Reporting Persons reserve the right to reduce their interest in the Issuer from time to time by open market or private sales of the Issuer's Common Stock.  The timing and amount of any such purchases will depend on market conditions, business conditions affecting the Issuer, and other factors.

Frank Rodriguez and Alexander Castaldi, each a managing director of JLL Partners, Inc., an affiliate of the Reporting Persons, serve as directors on the board of directors of the Issuer.  In their capacity as directors of the Issuer, they will participate in, and have the opportunity to vote on, matters presented to the board including, without limitation, any extraordinary corporate transactions and material changes to the Issuer's capitalization, dividend policy, business or corporate structure.

Except as set forth in this Schedule 13D, the Reporting Persons do not have any current plan or proposal that relates to or would result in any of the matters set forth in subparagraphs (a) through (j) of this Item 4 on Schedule 13D.

Item 5.  Interest in Securities of the Issuer

(a)
(i)  JLL Fund IV is the direct and the beneficial owner of 6,239,627 shares of the Issuer's Common Stock, which represents 7.03% of the outstanding shares of the Issuer's Common Stock.

(ii)  By virtue of its position as the general partner of JLL Fund IV, JLL Associates IV may be deemed to be the beneficial owner of 6,239,627 shares of the Issuer's Common Stock, which represent 7.03% of the outstanding shares of the Issuer's Common Stock.

(iii)  By virtue of its position as the general partner of JLL Associates IV, JLL Associates G.P. IV may be deemed to be the beneficial owner of 6,239,627 shares of the Issuer's Common Stock, which represent 7.03% of the outstanding shares of the Issuer's Common Stock.

(iv)  JLL Fund V is the direct and the beneficial owner of 15,599,598 shares of the Issuer's Common Stock, which represents 17.58% of the outstanding shares of the Issuer's Common Stock.

(v)  By virtue of its position as the general partner of JLL Fund V, JLL Associates V may be deemed to be the beneficial owner of 15,599,598 shares of the Issuer's Common Stock, which represent 17.58% of the outstanding shares of the Issuer's Common Stock.

(vi)  By virtue of its position as the general partner of JLL Associates V, JLL Associates G.P. V may be deemed to be the beneficial owner of 15,599,598 shares of the Issuer's Common Stock, which represent 17.58% of the outstanding shares of the Issuer's Common Stock.

(vii) By virtue of his position as the sole member of JLL Associates G.P. IV and JLL Associates G.P. V, Mr. Levy may be deemed to be the beneficial owner of 21,839,225 shares of the Issuer's Common Stock, which represent 24.61% of the outstanding shares of the Issuer's Common Stock.  Mr. Levy has a pecuniary interest in only a portion of such shares.

Each of the Reporting Persons disclaims beneficial ownership of shares of the Issuer's Common Stock beneficially owned by the other Reporting Persons.

(b)  Each of Mr. Levy, JLL Associates G.P. IV, and JLL Associates IV shares with JLL Fund IV the power to vote or direct the vote and to dispose or direct the disposition of 6,239,627 shares of the Issuer's Common Stock.  Each of Mr. Levy, JLL Associates G.P. V and JLL Associates V shares with JLL Fund V the power to vote or direct the vote and to dispose or direct the disposition of 15,599,598 shares of the Issuer's Common Stock.

(c)  None.

(d)  None.

(e)  Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

JLL Fund IV and JLL Fund V have executed joinders to that certain Registration Rights Agreement, dated as of October 22, 2010, by and among NetSpend, NetSpend Corporation, and the Stockholders (as defined therein) (the "Registration Rights Agreement").  The Registration Rights Agreement provides JLL Fund IV and JLL Fund V, among other things, with one "demand" registration right permitting them to cause the Issuer, subject to certain restrictions, to register certain equity securities and unlimited "piggyback" registration rights to participate in registrations by the Issuer of the Issuer's equity securities.  A copy of the Registration Rights Agreement is filed as Exhibit A hereto and is incorporated herein by reference.  A copy of the form of joinder to Registration Rights Agreement executed by JLL Fund IV and JLL Fund V is attached hereto as Exhibit B and incorporated herein by reference.

In connection with the IPO, each of JLL Fund IV and JLL Fund V entered into an agreement, dated as of October 22, 2010 (the "Lock-Up Agreement"), with Goldman, Sachs & Co. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as representatives of the several underwriters for the IPO (the "Representatives"), pursuant to which each agreed, among other things, that for a period commencing on the date of the Lock-Up Agreement and extending until 180 days after the public offering date set forth on the final prospectus used to sell the Common Stock, JLL Fund IV and JLL Fund V would not, without the prior written consent of the Representatives and subject to certain exceptions, directly or indirectly, take any of the following actions with respect to the Issuer's securities or any securities convertible into or exchangeable or exercisable for any of the Issuer's securities: offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any shares of Common Stock of the Issuer, or any options or warrants to purchase any shares of Common Stock of the Issuer, or any securities convertible into, exchangeable for or that represent the right to receive shares of Common Stock of the Issuer, whether now owned or hereinafter acquired, owned directly by the undersigned (including holding as a custodian) or with respect to which the undersigned has beneficial ownership within the rules and regulations of the SEC.  A copy of each of the Lock-Up Agreements is attached hereto as Exhibit C and is incorporated herein by reference.

The Reporting Persons have executed a Joint Filing Agreement, dated October 25, 2010, which is attached hereto as Exhibit D and incorporated herein by reference, pursuant to which they have agreed to file one joint statement on behalf of all of them with respect to the subject matter of this Schedule 13D.

Except as otherwise set forth herein, the Reporting Persons do not have any contract, arrangement, understanding, or relationship with any person with respect to any securities of the Issuer.

Item 7.  Material to be Filed as Exhibits

Exhibit A	Registration Rights Agreement, dated as of October 22, 2010

Exhibit B	Form of Joinder to Registration Rights Agreement

Exhibit C	Lock-Up Agreements, each dated as of October 22, 2010

Exhibit D	Joint Filing Agreement, dated as of October 25, 2010

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:                   , 2010

JLL PARTNERS FUND IV, L.P.

By its General Partner, JLL Associates IV, L.P.
By its General Partner, JLL Associates G.P. IV, L.L.C.

Paul S. Levy, as Sole Member of JLL Associates G.P. IV, L.L.C.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:                      , 2010

JLL ASSOCIATES IV, L.P.

By its General Partner, JLL Associates G.P. IV, L.L.C.

Paul S. Levy, as Sole Member of JLL Associates G.P. IV, L.L.C.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:                      , 2010

JLL ASSOCIATES G.P. IV, L.L.C.

Paul S. Levy, as Sole Member

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:                         , 2010

JLL PARTNERS FUND V, L.P.

By its General Partner, JLL Associates V, L.P.
By its General Partner, JLL Associates G.P. V, L.L.C.

Paul S. Levy, as Sole Member of JLL Associates G.P. V, L.L.C.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:                        , 2010

JLL ASSOCIATES V, L.P.

By its General Partner, JLL Associates G.P. V, L.L.C.

Paul S. Levy, as Sole Member of JLL Associates G.P. V, L.L.C.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:                     , 2010

JLL ASSOCIATES G.P. V, L.L.C.

Paul S. Levy, as Sole Member

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:                           , 2010

Paul S. Levy

Exhibit D

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) of the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees to the joint filing of the Schedule 13D to which this agreement is attached and to the joint filing of all amendments thereto. Notwithstanding the foregoing, each of the Reporting Persons disclaims beneficial ownership of shares of the Issuer's Common Stock beneficially owned by the other Reporting Persons.

This agreement may be executed in one or more counterparts, each of which shall be considered an original counterpart, and shall become a binding agreement when each of the parties designated as signatories has executed one counterpart.

Dated: October 25, 2010

JLL PARTNERS FUND IV, L.P.

By its General Partner, JLL Associates IV, L.P.
By its General Partner, JLL Associates G.P. IV, L.L.C.

/s/ Paul S. Levy
Paul S. Levy, as Sole Member of JLL Associates G.P. IV, L.L.C.

JLL ASSOCIATES IV, L.P.

By its General Partner, JLL Associates G.P. IV, L.L.C.

/s/ Paul S. Levy
Paul S. Levy, as Sole Member of JLL Associates G.P. IV, L.L.C.

JLL ASSOCIATES G.P. IV, L.L.C.

/s/ Paul S. Levy
Paul S. Levy, as Sole Member

JLL PARTNERS FUND V, L.P.

By its General Partner, JLL Associates V, L.P.
By its General Partner, JLL Associates G.P. V, L.L.C.

/s/ Paul S. Levy
Paul S. Levy, as Sole Member of JLL Associates G.P. V, L.L.C.

JLL ASSOCIATES V, L.P.

By its General Partner, JLL Associates G.P. V, L.L.C.

/s/ Paul S. Levy
Paul S. Levy, as Sole Member of JLL Associates G.P. V, L.L.C.

JLL ASSOCIATES G.P. V, L.L.C.

/s/ Paul S. Levy
Paul S. Levy, as Sole Member

/s/ Paul S. Levy
Paul S. Levy